Exhibit 12.1
AMB Property Corporation
Computation of Earnings to Fixed Charges Ratio
(In thousands)

	(3 months)
Earnings	Q1 2006)	2005	2004	2003	2002	2001
Income from continuing operations	$19,630	$134,921	$65,593	$58,599	$74,802	$104,564
Add:
Minority interest in income of majority owned subsidiaries	9,662	53,553	33,117	31,835	18,880	20,995
Fixed charges	55,050	223,707	206,357	188,205	186,955	174,400
Amortization of capitalized interest	695	2,044	1,577	1,364	1,191	849
Distributed income from unconsolidated entities	326	2,752	2,971	5,345	6,423	5,341

Less:
Interest capitalization	(8,533)	(29,503)	(18,687)	(8,526)	(6,919)	(13,650)
Income from unconsolidated entities and other	(2,088)	(10,770)	(3,781)	(5,445)	(5,674)	(5,467)

Total earnings	$74,742	$376,704	$287,147	$271,377	$275,658	$287,032

Fixed charges
Interest on indebtedness (including amortization of premiums and financings costs)	39,406	164,700	160,067	148,798	151,027	129,591
Interest capitalized	8,533	29,503	18,687	8,526	6,919	13,650
Portion of rents representative of the interest factor	2,110	8,031	7,442	6,274	3,860	2,477
Preferred distributions of consolidated subsidiaries	5,001	21,473	20,161	24,607	25,149	28,682

Total fixed charges	$55,050	$223,707	$206,357	$188,205	$186,955	$174,400

Earnings to fixed charges	1.4	1.7	1.4	1.4	1.5	1.6